

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2022

Sze Hon, Johnson Chen
Chief Executive Officer
Magic Empire Global Limited
3/F, 8 Wyndham Street
Central, Hong Kong

Re: Magic Empire Global Limited
Amendment No. 4 to
Draft Registration Statement on Form F-1
Submitted January 21, 2022
CIK No. 0001881472

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2022 letter.

Draft Registration Statement submitted January 21, 2022

General

1.   Please refer to your response to comment 1. We note numerous references in the summary, risk factors, and elsewhere that "on June 22, 2021 the U.S. Senate passed the HFCAA." Please clarify throughout that the Senate passed the Accelerating Holding Foreign Companies Accountable Act.

Risk Factors
Although the audit report included in this prospectus, page 21

2.   Please refer to the fifth paragraph of this risk factor. Please update your disclosure to

reflect that the SEC adopted final rules on December 2, 2021 and revise elsewhere as necessary for consistency.

Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at (202) 551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance